Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 6 DATED SEPTEMBER 16, 2021

TO THE PROSPECTUS DATED APRIL 15, 2021

We are providing this Supplement No. 6 to you in order to supplement our prospectus dated April 15, 2021 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC. Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	to disclose the adjusted per share public offering price for each class of our shares;
●	to disclose information about our distributions;
●	to disclose our net asset value for the month ended August 31, 2021;
●	to disclose certain return information for all outstanding classes of shares;
●	to update risk factors related to our business; and
●	to update the “Our Portfolio” section.

Public Offering Price Adjustment

On September 15, 2021, the board of directors (the “Board”) for CNL Strategic Capital, LLC (the “Company”) approved the new per share public offering price for each share class in the Offering. The new public offering prices will be effective as of September 22, 2021 and will be used for the Company’s next monthly closing for subscriptions on September 30, 2021. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in the Offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of August 31, 2021.

The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$33.55	$31.98	$30.11	$31.07
Selling Commissions, Per Share	$2.01	$0.96
Dealer Manager Fees, Per Share	$0.84	$0.56

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 48 of this Prospectus. On September 15, 2021, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
October 28, 2021	November 10, 2021	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

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Determination of Net Asset Value for Outstanding Shares for the month ended August 31, 2021

On September 15, 2021, the Board has determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. Additionally, pursuant to our share repurchase program, we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares back to us at a price equal to the net asset value per share as of the last date of the month immediately prior to the repurchase date. The repurchase date for our next quarterly repurchase will be September 30, 2021. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of August 31, 2021:

Month Ended August 31, 2021	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$147,372,210	$39,981,343	$35,016,527	$24,813,785	$125,703,912	$57,429,359	$430,317,136
Number of Outstanding Shares	4,568,537	1,302,488	1,149,434	824,032	4,046,223	1,770,386	13,661,100
Net Asset Value, Per Share	$32.26	$30.70	$30.46	$30.11	$31.07	$32.44
Net Asset Value, Per Share Prior Month	$32.58	$31.07	$30.85	$30.49	$31.44	$32.76
Decrease in Net Asset Value, Per Share from Prior Month	$(0.32)	$(0.37)	$(0.39)	$(0.38)	$(0.37)	$(0.32)

The decrease in the Company’s net asset value per share for each applicable share class for the month ended August 31, 2021 was driven by the decrease in the fair value of four out of eight of the Company’s portfolio company investments.  The fair value of one of the Company’s portfolio company investments increased, and three did not change.

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Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 3-Year Average Annual Return (“AAR”), and cumulative total returns through August 31, 2021, with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	3-Year AAR(3)	Cumulative Total Return(4)	Cumulative Return Period
Class FA (no sales load)	10.4%	16.3%	38.8%	12.9%	50.2%	February 7, 2018 – August 31, 2021
Class FA (with sales load)	3.2%	8.7%	29.8%	9.9%	40.5%	February 7, 2018 – August 31, 2021
Class A (no sales load)	9.8%	15.2%	33.7%	11.2%	43.5%	April 10, 2018 – August 31, 2021
Class A (with sales load)	0.4%	5.4%	22.4%	7.5%	31.3%	April 10, 2018 – August 31, 2021
Class I	9.9%	15.4%	34.9%	11.6%	44.9%	April 10, 2018 – August 31, 2021
Class T (no sales load)	8.6%	13.4%	28.7%	9.6%	36.4%	May 25, 2018 – August 31, 2021
Class T (with sales load)	3.5%	8.0%	22.6%	7.5%	29.9%	May 25, 2018 – August 31, 2021
Class D	9.4%	14.5%	29.7%	9.9%	36.1%	June 26, 2018 – August 31, 2021
Class S (no sales load)	10.7%	16.8%	N/A	N/A	24.9%	March 31, 2020 – August 31, 2021
Class S (with sales load)	6.9%	12.7%	N/A	N/A	20.5%	March 31, 2020 – August 31, 2021

(1) For the period from January 1, 2021 through August 31, 2021.

(2) For the period from August 1, 2020 through August 31, 2021.

(3) For the period from September 1, 2018 through August 31, 2021. The AAR adds the annual return for each of the last three years together and divides the sum by three.

(4) For the period from the date the first share was issued for each respective share class through August 31, 2021.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Amounts are not annualized. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and D have no upfront sales load.

For the year to date period ended August 31, 2021, and for the years ended December 31, 2020, 2019 and 2018, distributions were paid from multiple sources and these sources included net investment income before expense support of 41.6%, 42.3%, 61.7% and 85.2%, reimbursable expense support of 27.9%, 33.2%, 23.5% and 11.1%, and offering proceeds of 30.5%, 24.5%, 14.8% and 3.7%, respectively.  For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. The Company may be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. As of the date of this current report, management believes that reimbursement of expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.  We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities. For a discussion of how the fair values of the Company’s investments have been impacted by the COVID-19 pandemic, please see “Factors Impacting Our Operating Results – COVID-19” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” excerpted from the Company’s quarterly report on Form 10-Q for the three months ended June 30, 2021 and included in this supplement. Please also see “Risk Factors” related to COVID-19 included in this supplement.

Risk Factors

The following disclosure supersedes and replaces the risk factor entitled “Risks Related to Our Business—Uncertainty regarding LIBOR may adversely impact our borrowings.” which appears on page 39 of the Prospectus.

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Uncertainty regarding LIBOR may adversely impact our borrowings.

In July 2017, the U.K. Financial Conduct Authority (“FCA”), which regulates the LIBOR administrator, ICE Benchmark Administration Limited (“IBA”), announced that it would cease to compel banks to participate in setting the LIBOR as a benchmark by the end of 2021. On March 5, 2021, the FCA and the IBA announced that the IBA will cease publication in the current form for (i) 1-week and 2-month U.S. dollar LIBOR rates immediately following the publication on December 31, 2021 and (ii) overnight, 1-month, 3-month, 6-month and 12-month U.S. dollar LIBOR rates immediately following the publication on June 30, 2023. The FCA and U.S. bank regulators have welcomed the IBA’s proposal to continue publishing certain tenors for U.S. dollar LIBOR through June 30, 2023 because it will allow many legacy U.S. dollar LIBOR contracts that lack effective fallback provisions and are difficult to amend to mature before such LIBOR rates experience disruptions. U.S. bank regulators are, however, encouraging banks to cease entering into new financial contracts that use LIBOR as a reference rate as soon as practicable and in any event by December 31, 2021. Given consumer protection, litigation, and reputation risks, U.S. bank regulators believe entering into new financial contracts that use LIBOR as a reference rate after December 31, 2021 would create safety and soundness risks. In addition, they expect new financial contracts to either utilize a reference rate other than LIBOR or have robust fallback language that includes a clearly defined alternative reference rate after LIBOR’s discontinuation. Although the foregoing may provide some sense of timing, there is no assurance that LIBOR, of any particular currency and tenor, will continue to be published or be representative of the underlying market until any particular date, and it appears highly likely that LIBOR will be discontinued or no longer be representative after December 31, 2021 or June 30, 2023, depending on the currency and tenor.

The Alternative Reference Rates Committee (“AARC”), a steering committee comprised of large U.S. financial institutions convened by the U.S. Federal Reserve, has recommended the Secured Overnight Financing Rate (“SOFR”) as a more robust reference rate alternative to U.S. dollar LIBOR. SOFR is calculated based on overnight transactions under repurchase agreements, backed by Treasury securities. SOFR is observed and backward looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Given that SOFR is a secured rate backed by government securities, it will be a rate that does not take into account bank credit risk (as is the case with LIBOR). SOFR is therefore likely to be lower than LIBOR and is less likely to correlate with the funding costs of financial institutions. Market acceptance of SOFR remains uncertain as market conventions related to calculating SOFR-based interest continue to develop, many market participants await ARRC endorsement of term SOFR rates, and several services are offering or developing credit sensitive alternative rates.

Our current line of credit (the “2021 Line of Credit”) with United Community Bank, d/b/a Seaside Bank & Trust (“Seaside”) is linked to 1-month U.S. dollar LIBOR but allows for a substitute index in the event LIBOR is unavailable during the term of the 2021 Line of Credit. Our other future financings may be linked to 1-month U.S. dollar LIBOR. We anticipate that the 2021 Line of Credit will be refinanced or amended on or before June 30, 2023 to allow for interest to be calculated using an alternative reference rate. Before December 31, 2021 or June 30, 2023, depending on the currency and tenor, we may need to amend other future financings that utilize LIBOR as a factor in determining the interest rate based on an alternative benchmark rate. However, these efforts may not be successful in mitigating the legal and financial risk from changing the reference rate in our legacy agreements. In addition, any resulting differences in interest rate standards among our assets and our financing arrangements may result in interest rate mismatches between our assets and the borrowings used to fund such assets. There is no guarantee that a transition from LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on our business, results of operations, financial condition, and the market price of our common shares.

Acquisition Financing

Our Portfolio

The following disclosure is added as additional sentence to the end of first paragraph in the subsection entitled “Lawn Doctor” under the “Our Portfolio” section which appears on page 101 of the Prospectus.

In August 2021, Lawn Doctor was recapitalized with an additional term loan of $10.7 million. Proceeds from the recapitalization were primarily used to pay special distributions to Lawn Doctor’s shareholders, of which we received approximately $6.0 million.

Financing Line of Credit

On September 16, 2021, our wholly-owned subsidiary, CNL Strategic Capital B, Inc. (“SCAP B”), and Seaside entered into a second amended and restated loan agreement (“Loan Agreement”) and related promissory notes (the “Promissory Notes”) for a total line of credit of up to $25,000,000. The Loan Agreement amends and replaces the previous Loan Agreement between the parties dated June 27, 2019, as amended, and is for general Company purposes. The line of credit is available for advances through August 16, 2022. SCAP B paid a $15,000 commitment fee in connection with execution of the Loan Agreement and is required to pay a fee of five (5) basis points of each borrowing with a maximum fee of $20,000 over a 364-day period.

Under the Loan Agreement and related Promissory Notes evidencing the line of credit loan, SCAP B is obligated to pay interest on the borrowed amount at a rate of 30-day LIBOR + 2.75%, and at no time will the rate be less than three (3.0%) percent. Interest payments are due monthly in arrears. SCAP B’s ability to request draws under the Promissory Notes expire on August 16, 2022. SCAP B may prepay, without a penalty, all or any part of the borrowings under the Loan Agreement at any time and such borrowings are required to be repaid within 180 days or 60 days (depending on the facility drawn upon) of the borrowing date. All draws under the Loan Agreement must be approved by Seaside and are subject to additional due diligence and underwriting on collateral held by SCAP B. The Loan Agreement also provides that we must comply with certain covenants including the provision of financial statements on a quarterly basis, a restriction from incurring any debt, and restrictions on the transfer and sale of assets held by SCAP B.  In connection with the Loan Agreement, on September 16, 2021, we entered into a second amended and restated guaranty agreement (the “Guaranty”) to act as a guarantor of SCAP B’s outstanding borrowings under the Loan Agreement, a second amended and restated pledge and security agreement (the “Pledge Agreement”), and a second amended and restated Assignment and Pledge of Deposit Account agreement (“Deposit Agreement”) in favor of Seaside. Under the Deposit Agreement, we are required to contribute proceeds from this offering and our private offerings to pay down the outstanding debt of SCAP B to the extent there are any borrowings outstanding under the Loan Agreement above the minimum cash balance.

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